Exhibit 21.1

SUBSIDIARIES

NAME OF SUBSIDIARY	STATE OF INCORPORATION
Clarke American Checks, Inc.	Delaware
Checks in the Mail, Inc.	Delaware
B2Direct, Inc.	Delaware